                                                   ----------------------------
                                                   OMB Number:      3235-0145
                                                   Expires: December 31, 1997
                                                   Estimated average burden
                                                   Hours per form       14.90
                                                   ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)(1)

                            News Communications, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    652484601
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Paul J. Pollock, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6280
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 25, 2002
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 pages)

-----------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         SEC 1746 (12-91)

                                                                    SCHEDULE 13D

CUSIP No.  652484601                                                                 Page 2 of 7 Pages
------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        James A. Finkelstein
------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) [X]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
3       SEC USE ONLY
------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        PF

------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
------------------------------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

      NUMBER OF                         6,820,991.5 (1), (2) and (3)
                        ------------------------------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                         0
                        ------------------------------------------------------------------------------
         EACH           9      SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                          3,333
                        ------------------------------------------------------------------------------
         WITH           10     SHARED DISPOSITIVE POWER

                                        4,168,445
------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   8,905,214
------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN
          ROW (11)

                   64.2%
------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   IN
------------------------------------------------------------------------------------------------------

(1) Includes 509,222.5 shares of Common Stock and 1,578,333 shares of Common Stock exercisable within 60 days, the voting rights of which are controlled by Mr. Finkelstein. Includes 4,710,890 shares of Common Stock owned by the Davis Group and the Finkelstein Group (as defined below) and 22,546 shares of Common Stock currently issuable upon conversion of 5,900 shares of $10 Convertible Preferred Stock owned by the Davis Group, the voting rights of which have been transferred to Mr. Finkelstein. Excludes 763,171 shares which the Davis Group and the Finkelstein Group has the right to purchase upon exercise of options, warrants and conversion of debt within 60 days.

(2) Excludes 2,084,222.5 shares and warrants to purchase shares of Common Stock exercisable within 60 days the voting rights of which are controlled by Hollinger NCI Holdings, LLC.

(3) Excludes all shares owned by other parties to the Stockholders' Agreement, of which Mr. Finkelstein disclaims beneficial ownership.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1--7

         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

         This Schedule 13D, Amendment No. 1 (the "Amendment"), amends the
Schedule 13D of James A. Finkelstein dated June 13, 2001 (collectively, the "Schedule 13D") relating to his beneficial ownership of shares of News Communications, Inc. (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

         All securities reported hereunder have been acquired by Mr. Finkelstein in order to obtain a substantial equity position in the Issuer for investment purposes. Depending upon market conditions and other factors (including, without limitation, in the case of JAF-HLR, LLC (the "LLC") the agreement of Hollinger NCI Holdings, LLC ("Hollinger")) that Mr. Finkelstein may deem material to his investment decisions, he may acquire additional securities of the Issuer in the open market, in private transactions, by tender offer or by any other permissible means. Mr. Finkelstein has no present intention to do so.

         While it is not the present intention of Mr. Finkelstein to do so, Mr. Finkelstein reserves the right, subject to the agreement of Hollinger, to dispose of some or all of the shares of Common Stock reported hereunder in the open market, in privately negotiated transactions or by any other permissible means.

         Under the terms of a Stockholders' Agreement dated May 8, 2001 (the "Stockholders' Agreement") by and among Mr. Finkelstein, Jerry Finkelstein, The Finkelstein Foundation, Inc., Shirley Finkelstein (with Jerry Finkelstein and The Finkelstein Foundation, Inc. the "Finkelstein Group"), Wilbur L. Ross, Melvyn I. Weiss, M&B Weiss Family Partnership, J. Morton Davis, D.H. Blair Investment Banking Corp. ("Blair"), Rivkalex Corporation and Rosalind Davidowitz (with J. Morton Davis, D.H. Blair Investment Banking Corp., Rivkalex Corporation the "Davis Group"), Mr. Finkelstein has the right to designate four of the nine members of the Board of Directors for as long as he is the President and Chief Executive Officer of the Issuer. Under the terms of an Operating Agreement of JAF-HLR, LLC dated as of June 25, 2002 by and among Mr. Finkelstein, Hollinger and JAF-HLR, LLC (the "Operating Agreement") more particularly described in
Section 6, Mr. Finkelstein has transferred all of his equity interest in the Issuer to the LLC in which Mr. Finkelstein and Hollinger are the only members. As a result of the Operating Agreement, Mr. Finkelstein has agreed that two of his four designees to the Issuer's Board will be persons designated by Hollinger. Mr. Finkelstein has further agreed to vote his shares which he owns or has voting power so as to elect the other five designated nominees constituting the entire Board of Directors. Mr. Finkelstein also has been granted irrevocable proxies to vote all shares owned by the Davis Group which currently total 4,469,435 voting shares (which includes the voting power of 5,900 shares of $10 Preferred Stock owned by Blair), and all shares owned by the Finkelstein Group, which currently total 264,001 shares. Accordingly, Mr. Finkelstein, the other stockholders that are parties to the Stockholders' Agreement, and Hollinger, will control the election of all of the members of the Board of Directors of the Issuer and Mr. Finkelstein, by virtue of the shares owned by him and the proxy granted to him by the Davis Group and the Finkelstein Group, will control the voting of more than a majority of the shares of the Issuer. See Item 6.

         Except as set forth above, Mr. Finkelstein has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a-b) As of the close of business on July 2, 2002, Mr. Finkelstein beneficially owned 4,171,778 shares of the Issuer's Common Stock. 4,168,445 of such shares (including warrants to purchase up to 3,150,000 shares of Common Stock) are owned directly by the LLC and indirectly owned by Mr. Finkelstein as a result of his ownership interest in the LLC and his shared ability with Hollinger under the Operating Agreement to dispose or to direct the disposition of the shares owned by the LLC. The balance of the shares beneficially owned by Mr. Finkelstein consist of options to purchase 3,333 shares of the Issuer's Common Stock. The 4,171,778 shares of Common Stock beneficially owned directly and indirectly by Mr. Finkelstein constitute approximately 30.1% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 10,685,811 outstanding shares of Common Stock as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002 (the "Issuer's Form 10-QSB").

         The warrants to purchase shares of Common Stock held by the LLC consist of a (i) currently exercisable warrant expiring on April 19, 2006 to purchase up to one million (1,000,000) shares of Common Stock at a price of One Dollar and Ten Cents ($1.10) per share; (ii) currently exercisable warrant expiring on April 19, 2006 to purchase up to one million (1,000,000) shares of Common Stock at a price of One Dollar and Fifty Cents ($1.50) per share; (iii) currently exercisable warrant expiring on April 19, 2006 to purchase up to one million (1,000,000) shares of Common Stock at a price of Two Dollars ($2) per share and
(iv) currently exercisable warrant expiring on June 4, 2006 to purchase up to one hundred fifty thousand (150,000) shares of Common Stock at a price of One Dollar ($1) per share.

         As of the close of business on July 2, 2002, Mr. Finkelstein beneficially owned directly 2,087,555.5 shares of Common Stock (including warrants to purchase up to 1,575,000 shares of Common Stock) as a result of his ability under the Operating Agreement to vote or to direct the vote of such shares by the LLC and his right to exercise options to purchase 3,333 shares of the Issuer's Common Stock. The 2,087,555.5 shares of Common Stock beneficially owned directly by Mr. Finkelstein constitute approximately 16.9% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the outstanding shares of Common Stock based on the Issuer's Form 10-QSB.

         By virtue of irrevocable proxies granted to Mr. Finkelstein by the Davis Group and the Finkelstein Group, Mr. Finkelstein currently has sole voting power with respect to an additional 4,710,890 shares of Common Stock owned by the Davis Group and the Finkelstein Group and 22,546 shares of Common Stock currently issuable upon conversion of 5,900 shares of $10 Convertible Preferred Stock owned by the Davis Group. Accordingly, as of the date hereof, together with the 2,087,555.5 shares beneficially owned by Mr. Finkelstein, Mr. Finkelstein has sole voting power with respect to an aggregate of 6,820,991.5 shares of the Issuer's Common Stock, or approximately 55.51% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of its issued and outstanding Common Stock.

         By virtue of having entered into the Stockholders' Agreement being the beneficiary of the irrevocable proxies granted by the Davis Group and the Finkelstein Group, Mr.

Finkelstein may also be deemed under Rule 13d-3 and Rule 13d-5 promulgated under the Exchange Act to be a member of a "group" with the other stockholders described in Item 6. However, under the Stockholders' Agreement, except with respect to the Davis Group and the Finkelstein Group, Mr. Finkelstein has neither voting power nor investment power with respect to the shares held by those stockholders. Accordingly, pursuant to Rule 13d-4 promulgated under the Exchange Act, Mr. Finkelstein expressly disclaims beneficial ownership of the shares beneficially owned by the stockholders and the filing of this Statement on Schedule 13D shall not be construed as an admission that Mr. Finkelstein is the beneficial owner, under Section 13(d) or 13(g) of the Exchange Act, of such shares beneficially owned by those stockholders.

         (c) As more fully described in Item 6, on June 27, 2002, Mr. Finkelstein contributed all shares of the Issuer's Common Stock and all warrants to purchase shares of the Issuer's Common Stock owned by him to the LLC. Immediately after this contribution, Mr. Finkelstein received a distribution from the LLC of $1,250,000. Except as described in this Item 5, Mr. Finkelstein has not effected any other transaction in shares of the Issuer's Common Stock during the past 60 days.

         (d) As more fully described in Item 6, except for the rights of Hollinger under the Operating Agreement, no other person is known to Mr. Finkelstein to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Mr. Finkelstein may be deemed to beneficially own.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Under the Operating Agreement, the initial members of the LLC are Hollinger and Mr. Finkelstein. All decisions, other than the voting of the shares of Common Stock held by the LLC, are made jointly by Hollinger and Mr. Finkelstein. In the event that Hollinger and Mr. Finkelstein are unable to reach joint agreement upon a matter, the Operating Agreement contains a deadlock resolution procedure. Under this procedure, Hollinger and Mr. Finkelstein are first required to negotiate in good faith. If the deadlock remains unresolved following the conclusion of such good faith negotiations, Hollinger and Mr. Finkelstein are required to submit to non-binding mediation. In the event mediation fails to resolve the deadlock, Hollinger and Mr. Finkelstein are required to submit to binding arbitration for final resolution of the deadlock.

         Each of Hollinger and Mr. Finkelstein has the right to direct the LLC's vote or consent with respect to fifty percent (50%) of the voting capital stock of the Issuer held from time to time by the LLC. With respect to the shares of voting capital stock of the Issuer as to which it or he has the right to direct the LLC's vote or consent, each of Hollinger and Mr. Finkelstein is required to direct the LLC's vote or consent in favor of the other's nominees to the Issuer's board of directors. A similar requirement exists with respect to the removal of directors and the filling of vacancies on the Issuer's board of directors.

         Mr. Finkelstein has the right to designate four (4) nominees to the Issuer's board of directors under the Stockholders' Agreement. Under the Operating Agreement, Mr.

Finkelstein agreed, for so long as he has the right to designate nominees to the Issuer's board of directors pursuant to the Stockholders' Agreement, to designate as two (2) of such four (4) nominees, two (2) nominees designated by Hollinger, provided, however, that if Mr. Finkelstein ceases to serve as the President of the Issuer for any reason, then Hollinger has the right to designate three (3) of such four (4) nominees.

         At any time from and after the earliest to occur of (i) eighteen (18) months after the date of the Operating Agreement; (ii) the death or disability of Mr. Finkelstein or (iii) Mr. Finkelstein's voluntary termination of employment with the Issuer, Hollinger has the right to purchase all of Mr. Finkelstein's interest in the LLC for a purchase price equal to the greater of
(y) One Million Eight Hundred Thousand Dollars ($1,800,000) or (z) the "fair market value" of such interest as determined pursuant to an appraisal procedure.

         Each of Hollinger and Mr. Finkelstein has a right of first refusal under the Operating Agreement. In the event that either Hollinger or Mr. Finkelstein (the "Offeror") receives a bona fide written offer (the "Purchase Offer") to purchase for cash all or a portion of the Offeror's interest in the LLC from an independent third-party dealing at arm's length with the Offeror which the Offeror desires to accept, the Offeror is required to first offer Hollinger or Mr. Finkelstein, as the case may be, the opportunity to purchase the Offeror's interest at the price and upon the terms and conditions set forth in the Purchase Offer.

         Each of Hollinger and Mr. Finkelstein has a drag along right under the Operating Agreement. If either Hollinger or Mr. Finkelstein (the "Drag Along Offeror") proposes to sell all of its or his interest in the LLC for cash pursuant to a bona fide written offer to an independent third-party (the "Third-Party Purchaser") in an arms-length transaction, then the Drag Along Offeror is required to first offer Hollinger or Mr. Finkelstein (the "Other Member"), as the case may be, the opportunity to purchase the Drag Along Offeror's interest at the price and upon the terms and conditions the Drag Along Offeror proposes to sell its or his interest to the Third-Party Purchaser. If the Other Member declines to purchase the Drag Along Offeror's interest, then the Drag Along Offeror may require the Other Member to sell all of its or his interest to the Third-Party Purchaser for the same consideration (calculated on a percentage interest basis) and otherwise on the same terms and conditions upon which the Drag Along Offeror's interest is being sold; provided, however, that under no circumstances may the amount received by the Other Member on account of its or his interest be less than (i) Three Million Fifty Thousand Dollars ($3,050,000), if Hollinger is the Other Member and (ii) One Million Eight Hundred Thousand Dollars ($1,800,000), if Mr. Finkelstein is the Other Member, in either case, after the proceeds from the transaction are distributed in accordance with the Operating Agreement; provided, further, however, that following the third (3rd) anniversary of the date of the Operating Agreement, the amounts set forth in clauses (i) and (ii) of the immediately preceding proviso increase at the annual rate of ten percent (10%) on a compounded basis.

         The LLC will be dissolved in the event of the occurrence of any of the following events: (i) the written consent to a dissolution by Hollinger and Mr. Finkelstein; (ii) the written request of Hollinger or Mr. Finkelstein after December 31, 2007; (iii) the assignment, sale, transfer or other disposition of all, or substantially all, of the assets, properties and business of the LLC;
(iv) at Hollinger' option by delivery of written notice to Mr. Finkelstein (or his legal representative) following the (A) death or disability of Mr. Finkelstein; (B) termination of Mr.

Finkelstein's employment with the Issuer or (C) bankruptcy of Mr. Finkelstein or
(v) the occurrence of any event that, under applicable law, would cause the dissolution of the LLC (except as otherwise expressly provided for in the Operating Agreement) or that would make it unlawful for the business of the LLC to be continued.

         The aforementioned description of the Operating Agreement set forth in this Item 6 is a summary and the complete text of the Operating Agreement is annexed hereto as Exhibit 1.

         The Operating Agreement may result in Hollinger and its affiliates and the LLC being deemed to be in a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, with Mr. Finkelstein. Hollinger, the LLC and their respective affiliates make separate filings on Schedule 13D with respect to their relationship with the Issuer. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, Mr. Finkelstein expressly disclaims beneficial ownership of any equity securities of the Issuer not reported hereunder as to which any of Hollinger, the LLC or their respective affiliates may be deemed to possess beneficial ownership.

         On June 26, 2002, pursuant to a certain letter each member of the Finkelstein Group granted to Mr. Finkelstein an irrevocable proxy to vote the shares of the Issuer's Common Stock owned by the Finkelstein Group. The aforementioned letter of the Finkelstein Group in favor of Mr. Finkelstein set forth in this Item 6 is a summary and the complete text of the Operating Agreement is annexed hereto as Exhibit 2.

         Except as set forth above or in the Schedule 13D, to the knowledge of Mr. Finkelstein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the foregoing persons or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

         The following are filed herewith as Exhibits:

Exhibit        Description
-------        -----------
1.             Operating Agreement of JAF-HLR, LLC dated as of June 25, 2002 by and between James A. Finkelstein and Hollinger NCI Holdings,
               LLC.


2.             Irrevocable Proxy dated June 26, 2002 by Jerry Finkelstein,
               Shirley Finkelstein and the Finkelstein Foundation, Inc. given in favor of James A. Finkelstein

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2001


                                                  /s/  James A. Finkelstein
                                                  -----------------------------
                                                       James A. Finkelstein

                          STATEMENT OF DIFFERENCES
                          ------------------------

 The section symbol shall be expressed as............................... 'SS'